September 22, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Gabor
Laura Crotty
Rolf Sundwall
Jeanne Baker

Re:	Prelude Therapeutics Incorporated

Registration Statement on Form S-1 (File No. 333-248628)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 3,016 copies of the Preliminary Prospectus dated September 21, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on September 24, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

GOLDMAN SACHS & CO. LLC

BOFA SECURITIES, INC.

As representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
	Name:	Chris Rigoli
	Title:	Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
	Name:	Elizabeth Wood
	Title:	Managing Director, Goldman Sachs Investment Banking Division

BOFA SECURITIES, INC.

By:	/s/ Greg Butz
	Name:	Greg Butz
	Title:	Managing Director

[Signature Page to Prelude Therapeutics Incorporated Acceleration Request]